ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

                                                               October 24, 2011

Mark P. Shuman
Legal Branch Chief
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:           Advanced Credit Technologies, Inc.
Amendment No.8 to Registration Statement on Form S-1
Filed: October 24, 2011
File No.: 333-170132

Dear Mr. Shuman:

Pursuant to our conversation of October 24, 2011 we have provided the following response. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

1.	Disclosure updating accounting on pages 42 and 44 of the Registration Statement has been provided. The shareholders equity percentages have been updated.
2.	Auditors consent has been revised to be consistent throughout the disclosures set forth in the filing.
3.	The legal consent has been updated to reflect the current date of this filing.

We respectfully request the Commission to accelerate the effective date of the filing to October 27, 2011 at 3:00 PM EST.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
 /s/ Chris Jackson
Chris Jackson
President and Chief Operation Officer